

May 1, 2014

<u>Via E-mail</u>
Mr. Bernardo Camacho Chavarria
President and Chief Executive Officer
Nano Labs Corp.
The Ford Building
615 Griswold Street, 17th Floor, Suite 1715
Detroit, MI 48226

Re: **Nano Labs Corp.**
Form 10-K
Filed October 15, 2013
File No. 333-171658

Dear Mr. Chavarria:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief